

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

Mr. Julian C. Day
Chairman of the Board and Chief Executive Officer
RadioShack Corporation
300 RadioShack Circle, Mail Stop CF3-103
Fort Worth, Texas 76102

> **Re:** **RadioShack Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 22, 2010**
> **File No. 001-05571**

Dear Mr. Day:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief